D: +852 2532 3783

szhao@cgsh.com

September 30, 2019

VIA EDGAR AND OVERNIGHT COURIER

Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:                             OneConnect Financial Technology Co., Ltd.

Response to the Staff’s Comment on the Draft Registration Statement on Form F-1 Confidentially Submitted on August 26, 2019

CIK No. 0001780531

Dear Ms. Ebbertt, Mr. Wilson, Mr. Austin, and Ms. Woo:

On behalf of our client, OneConnect Financial Technology Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 16, 2019 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on August 26, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Each of the Staff’s comments is repeated below in bold and is followed by the Company’s response. We have included page reference(s) in the Revised Draft Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

The Company plans to publicly file the registration statement on Form F-1 (the “Registration Statement”) on or around October 18, 2019 and in accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, file an amendment to the Registration Statement to include the estimated price range and offering size and launch the road show no earlier than 15 days after the date thereof. The Company would appreciate the Staff’s prompt feedback to this submission.

*  *  *  *

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 78

1.                          We note your response to prior comment 5.  Assuming that you have now disclosed all key operating metrics that you regularly review, please revise your disclosure at the top of this page to clarify this point.  In this regard, your current disclosure seems to imply there are other key operating metrics that you regularly review; some of which you have disclosed here and some of which you have not disclosed.

In response to the Staff’s comments, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement for clarification.

2.                          We note your response to prior comment 5 and the related revised disclosure regarding revenue per premium customer.  Please further revise to clarify why the substantial increase in number of new premium customers did not drive a similarly substantial increase in premium customer revenue.  With respect to this point, please explain and disclose whether new premium customers tend to purchase lower priced products, a fewer number of products, etc. that would explain why revenue did not increase accordingly.

The Company respectfully submits to the Staff that the substantial increase in number of new premium customers from 2017 to 2018 did not drive a similarly substantial increase in premium customer revenue as its revenue per premium customer decreased from 2017 to 2018, as disclosed on page 82 of the Revised Draft Registration Statement. The Company has revised the disclosure on page 82 of the Revised Draft Registration Statement to further elaborate on the reason for the decrease in its revenue per premium customer.

3.                          We note your response and revised disclosure to prior comment 6.  Please tell us whether you are aware of any other legal entities that fall under the same corporate group and are considered one consolidated customer.  If so, please revise to disclose this information for each such customer.  Further, please revise to disclose your definition of a customer, specifically addressing how you treat legal entities that are consolidated by one corporate group as one customer.

Other than Ping An Group and its consolidated subsidiaries, the Company has customers that fall under the same corporate groups (to the extent it is aware of such relationship) and the Company has considered each such corporate group as one customer in counting the number of customers. The Company has revised the disclosure on pages 81 and 82 of the Revised Draft Registration Statement to disclose this information and the methodology for counting the number of customers.

4.                          We note your response and revised disclosure to prior comment 8.  Please revise to clarify whether the total number of customers presented represents both premium and basic customers combined, or whether this represents only basic customers.  If the former, please revise footnote 2 to disclose the information provided in your response letter regarding how and when you evaluate premium customer count (i.e., annually).  If the latter, please further revise to present revenue from premium and basic customers on separate line items and clarify this information in separate footnotes to the table.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Draft Registration Statement to clarify that the total number of customers presented represents both premium and basic customers combined and to disclose the information provided in its prior response letter regarding how and when it evaluates premium customer count (i.e., annually).

5.                          We note your response to prior comment 11 regarding the net expansion rate for 2017. However, it appears that additional information is necessary to understand the extent to which the rate changed from the prior period.  Please revise to disclose the net expansion rate for 2017 to provide appropriate context regarding a key operating metric that you have presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revise Draft Registration Statement to disclose the net expansion rates for 2017.

6.                          We note your response to prior comment 12.  Please revise to provide this information in your disclosure to explain why you review this metric only for premium customers.  In this regard, please clarify that you do not review net expansion rate for Ping An Group but, rather, you review year-on-year revenue as an indicator of growth.  Also, clarify why you do not look at net expansion rate for basic customers, as a significant majority are non-paying and the ratio would be misleading.  Finally, revise the first paragraph of your disclosure to clarify that you use this metric to evaluate premium customer acquisition, retention and expansion.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 90

7.                          Please refer to prior comment 14 and disclose the identities of the other three banks with which you have credit facility agreements.  We note that you have a revolving credit of$349.6 million with one of these banks, of which you have drawn down $174.7 million which represents 15% of your total assets as of June 30, 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement.

Principal and Selling Shareholders, page 164

8.                          Please refer to prior comment 17 and disclose the names of members of the RC Management Committee, including the employees of Ping An Group and its subsidiaries. Given that these committee members are employees of an affiliate of the company, it appears that disclosure should be provided regarding their identity and the nature of any material relationships with the company or with the affiliate.  For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

The Company respectfully submits to the Staff that it has disclosed such information on page 165 of its prior Draft Registration Statement (or page 171 of the Revised Draft Registration Statement) in response to the Staff’s prior comment. For the Staff’s ease of reference, the relevant disclosure is reproduced and highlighted below.

Xin Ding Heng Limited and Yi Chuan Jin Limited have executed an appointment letter pursuant to which they have agreed to act together with Rong Chang Limited for the purpose of exercising their shareholders’ rights in Sen Rong Limited, and have appointed Rong Chang Limited as their proxy to attend and vote their shares in Sen Rong Limited’s shareholders’ meetings. As a result of this arrangement, Rong Chang Limited may be deemed to be a beneficial owner of our ordinary shares held by Sen Rong Limited. Rong Chang Limited disclaims beneficial ownership of the shares it holds, except to the extent of its pecuniary interests therein. Rong Chang Limited is a company directly held by two individuals, Ms. Wenjun Wang and Mr. Wenwei Dou, who is our director and a senior attorney in Ping An Insurance (Group) Company of China, Ltd., as nominee shareholders to hold the shares of Rong Chang Limited on behalf of certain senior employees of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries or associates, or the RC Beneficiaries. The nominee shareholders act upon, and vote and pass shareholders’ resolutions in relation to the matters of Rong Chang Limited in accordance with, instructions from a five-person management committee, or the RC Management Committee. The five members of the RC Management Committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang Limited. The five members of the RC Management Committee arc employees of Ping An Group and its subsidiaries, and none of them is our employee. Except for Mr. Wenwei Dou, who is our director, none of the members of the RC Management Committee is our director or senior management. None of the members of the RC Management Committee is a director or senior management of Ping An Insurance (Group) Company of China, Ltd.

Description of Share Capital History of Securities Issuances Ordinary Shares, page 177

9.                          You disclose that View Foundation’s selling shareholder has agreed to apply RMB66.6 million from the proceeds of the consideration you pay to acquire View Foundation to subscribe for a certain number of your ordinary shares.  Please tell us the timing of the acquisition.  Clarify whether the selling shareholder intends to participate in this registered offering or whether you are issuing the shares concurrently pursuant to an exemption from registration.  Revise to identify the selling shareholders and any other conditions to closing.

The Company respectfully advises the Staff that the acquisition of View Foundation was completed on August 30, 2019. Its share issuance to View Foundation’s selling shareholder will be pursuant to Regulation S under the Securities Act of 1933 and it expects the share issuance to be completed by the end of October 2019. The closing of the share issuance is not conditioned upon the completion of the IPO.

In response to the Staff’s comment, the Company has revised the disclosure on page 183 of the Revised Draft Registration Statement to identify View Foundation’s selling shareholder and other conditions to closing.

Consolidated Statements of Comprehensive Income, page F-3

10.                   We note your response to prior comment 20.  We also note, as disclosed in note 2.8, that you have determined the useful lives of your intangible assets, including application and platform assets (3 years) and purchased software assets (2-5 years).  Guidance in IAS 38.88-93 requires determination of both how the asset will be used and consumed, as well as the period of benefit.  Given this requirement, it is unclear from your response why you are unable to reliably determine the portion of your intangible assets’ utility that was consumed related to cost of revenue versus research and development.  We further note that your current income statement presentation of functional expenses that excludes amortization of intangible assets results in the presentation of functional expense income statement line items that are incomplete, and it appears that your current presentation does not provide investors any insight into the total cost you incurred to generate revenue or the amount incurred for other functional activities, such as research and development.  Accordingly, please revise your financial statement presentation to report line items comprised of functional expenses of a similar nature that are complete or further advise. Refer to IAS 1 paragraphs 15, 29, 85, 85A, 99, and 103.

In response to the SEC comments, the Company further enhanced the related disclosures in F pages of the Revised Draft Registration Statement as follows:

a.                          In the comprehensive income statement, labeled clearly the “cost of revenue” as “cost of revenue, exclusive of amortization of intangible asset shown separately below”.

b.                          Moved the single line item of “amortization of intangible asset” right below the “cost of revenue, exclusive of amortization of intangible asset shown separately below”.

c.                           Added explanation in Note 2.20 to financial statements to demonstrate what is included in cost of revenue, and what is not included.

d.                          Disclosed the nature of intangible assets and what activities the platform and application are related to in the Note 2.8 of the financial statements. Besides, the Company has disclosed that the amortization of intangible assets is presented separately as a single line on the face of consolidated statement of comprehensive income and no allocation of the amortization of intangible assets to expenses by function has been made.

The Company respectfully advises the Staff that the above improved disclosure should be acceptable in light of the following considerations:

(1)          The Company has not been able to identify any reasonable basis or method to reliably allocate the amortization of intangible assets to research and development expenses and cost of revenue.

The presentation of expenses by function in the financial statements is a common practice for technology companies in China and the United States, thus the Company elected to present expenses by function. A significant portion of intangible assets of the Company, which is mainly platform and application with an original cost of approximately RMB691 million transferred from Ping An Group in 2016, has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and application. Taking consideration of technological and commercial obsolescence, the Company determined that the period of benefit from these intangible assets used in the provision of services to customers and used as foundation to research and develop new products and application are the same, i.e. three years. The consumption of utility of platform and application, and major inputs and outputs are different between the provision of services to customers and research and development activities as detailed below.

•      In the provision of services to customers, the platform and application are run or operated by the Company. In the research and development activities, software codes or modules of platform and applications are used by the Company.

•      The major inputs to provision of services to customers consist primarily of business origination fee charged by external vendors, technology service fee charged by external vendors, outsourcing labor costs and labor cost of business department, while the major inputs to research and development activities consist primarily of labor cost incurred by the Group’s own research and development department and external vendors.

•      The major outputs from provision of services to customers are business origination services, risk management services and operation support services provided to the Company’s customers, while the major outputs from research and development activities are potential new applications.

As such, there is not a basis or method which would enable the Company to reliably allocate the amortization of intangible assets to research and development expenses and cost of revenue. The Company believes that presenting amortization of intangible assets as a single line item rather than allocating amortization of intangible assets on any highly arbitrary basis provides more reliable information to readers of the financial statements.

(2)          Disclosing amortization of intangible assets as an additional item is relevant to the understanding of the Company’s past financial performance.

As discussed in IAS 1 paragraph 85, an entity shall present additional line items, headings and subtotals in the statement(s) presenting profit or loss and other comprehensive income, when such presentation is relevant to an understanding of the entity’s financial performance. The platform and application transferred from Ping An Group were measured by the Company at fair value on the initial recognition date while internally developed platform and application are measured at actual incurred cost. The amortization period of intangible assets varies in practice as this involves significant judgement. Amortization of intangible assets is a noncash item while cost of revenue (exclusive of amortization of intangible assets) of the Group is comprised of cash items. Given the above factors, the Company consider that disclosing amortization of intangible assets as an additional item is relevant to the understanding of the Company’s past financial performance.

(3)          Mixing analysis of expense by function and nature and the inclusion of additional line items in the income statement is not prohibited by IFRS. The presentation of the income statement is neutral (free of bias) because no gross profit sub-total is reported and readers of financial statements can understand clearly that cost of revenue excludes any amortization of intangible assets. The breakdown of expenses by nature is disclosed in Note 6 and the presentation is applied consistently and explained in Note 2.8 and Note 2.20.

(4)          The presentation of expenses by function excluding the amortization or depreciation as a single line item is observed in a few US listed companies which report under IFRS or US GAAP.

(5)          It is also discussed in Staff Accounting Bulletins — Topic 11 Section B “Depreciation And Depletion Excluded From Cost Of Sales”. It demonstrated that presenting amortization of intangible assets as a single line item has its merit and is allowable under IFRS or US GAAP under certain circumstances.

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:        Wangchun Ye, Chairman and Chief Executive Officer, OneConnect Financial Technology Co., Ltd.

Yiming Fei, Senior Vice President and Acting Chief Financial Officer, OneConnect Financial Technology Co., Ltd.

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP